Exhibit 99.1

Arco to acquire Escola da Inteligência

Arco to add to its supplemental portfolio the largest social-emotional learning solution in Brazil, a unique asset inserted in favorable market trends with exciting growth potential

São Paulo, Brazil, August 28th, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has entered into a definitive agreement to acquire Escola de Inteligência Cursos Educacionais (“EI” or “Escola da Inteligência”), the leading solution in social-emotional learning (SEL) in Brazil.

“It is an honor for Arco to have EI joining us in our mission to transform the way students learn by delivering high quality education at scale. EI has built a strong reputation over its 10 year-long track record and has trusted Arco to continue growing its business and delivering a highly regarded solution to K-12 students. We are very happy to welcome the team and its 330,000 students and 900 schools into our family”, said Ari de Sá Neto, CEO and founder of Arco.

Escola da Inteligência was founded based on the Theory of Multifocal Intelligence, created by the psychiatrist, researcher and writer Augusto Cury. Mr. Cury has sold more than 30 million books in Brazil and has published his works in more than 70 countries.

“EI’s team is proud to be joining Arco, a company that we admire and that has the same focus on quality that we do. This deal will combine the leading company in cognitive solutions with the leader in social-emotional learning. Together we will continue writing a successful story for EI, as this deal unlocks cross-sell opportunities and accelerates our technology offering”, said Camila Cury, CEO of EI.

This transaction broadens Arco’s supplemental market presence by adding a strong brand to its portfolio. Arco believes there is a favorable market trend for SEL, further increased by the COVID-19 pandemic, and that EI is well positioned to capture this demand outside and within Arco’s school base.

Details regarding the EI acquisition

The acquisition involves only the private sector business of Escola da Inteligência.

The payment terms are:

(i)	60% of EI’s shares valued at R$288 million, with R$200 million to be paid at closing and the remaining R$88 million in 2Q21. This implies an EV of R$ 480 million, 12.5x

2019 EBITDA. This value is subject to adjustments according to EI’s 2021 ACV bookings.

(ii)	(ii) 40% of EI’s shares at 6.0x 2023 ACV, to be paid in 2Q23.

The transaction is not subject to any shareholder votes, but is subject to customary closing conditions, including antitrust and other regulatory approvals.

Riza Capital served as exclusive financial advisor and Lobo de Rizzo served as legal advisor to Arco. BTG Pactual served as exclusive financial advisor and Machado Meyer served as legal advisor to EI.

Transaction Conference Call Information

Arco will discuss this acquisition on August 28th, 2020, via a conference call at 6:00 p.m. Eastern Time (7:00 p.m. Brasilia time). To access the call (ID: 1661228), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through Friday, September 11th, 2020 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 1661228. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

About Escola da Inteligência

Developed by Augusto Cury, EI provides an educational program focused on the development of social-emotional skills within the K-12 school environment. The main goals of the program are the self-management of emotions, development of cognitive functions, improvement of school performance and learning, and development of skills to build healthy relationships and manage conflicts. It also encourages entrepreneurial posture and creativity, increasing the quality of life of teachers, parents and students.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward -looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of EI and its business operations (the “EI Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the EI Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the EI Business; (ii) the accounting parameters and criteria adopted by the EI Business are different from the ones adopted by the Company; (iii) the transfer of the EI Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the EI Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the EI brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the EI Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the EI Business; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br